

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2015

Via E-Mail
Shaun Passley, Ph.D.
FlexFridge, Inc.
205 W. Wacker Drive, Suite 1320
Chicago, Illinois 60606

Re: **FlexFridge, Inc.**
Registration Statement on Form 10-12G/A
Amended on March 10, 2015
Amended on March 16, 2015
File No. 0-55359

Dear Dr. Passley:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three. Please revise to indicate the correct date the spin off occurred, as opposed to September 15, 2015.

2. We note your response to comment five. Your revised disclosure does not specifically address your election with regard to delayed adoption of new or revised accounting standards, or, if applicable, that as a result of such election your financial

statements may not be comparable to companies that comply with public company effective dates. Please revise.

3.   We note your response to comment six. Please revise to remove the remaining references to there being an "information statement," and to Exhibit 99.1, found on page 2 of your registration statement.

Item 2. Financial Information, page 3
Liquidity and capital resources, page 4

4.   We note your response to comment seven. Please expand your disclosure to discuss the current status of your financing goals. In that regard, anticipated timing and progress toward goals is unclear. Consider providing a timetable along with discussion of events or circumstances that could delay or prevent the achievement of goals.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me with any other questions.

                                    Sincerely,

                                    /s/ Celeste M. Murphy for

                                    Larry Spirgel
                                    Assistant Director